Exhibit 99.10

TotalEnergies

PRESS RELEASE

First quarter 2026 results

TotalEnergies delivers strong earnings growth, with adjusted net income at $5.4 billion and cash flow at $8.6 billion and announces a 5.9% increase in interim dividend

- **4% organic production growth offsetting the impact of the Middle East conflict**
- **Integrated model in oil, gas and power demonstrating its ability to fully capture the environment upside**

	1Q26	4Q25	Change vs 4Q25	1Q25	Change vs 1Q25
Cash flow from operations excluding working capital (CFFO)[1] (B$)	8.6	7.2	+20%	7.0	+23%
Adjusted net income (TotalEnergies share)[1]					
- in billions of dollars (B$)	5.4	3.8	+41%	4.2	+29%
- in dollars per share (fully-diluted)	2.45	1.73	+42%	1.83	+34%
Net income (TotalEnergies share) (B$)	5.8	2.9	+100%	3.9	+51%
Adjusted EBITDA[1] (B$)	12.6	10.1	+25%	10.5	+19%

Paris, April 29, 2026 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on April 28, 2026, to approve the 1st quarter 2026 financial statements. On the occasion, Patrick Pouyanné said:

"Driven by a 4% year-on-year organic production growth, offsetting the impact on production of the current Middle East conflict, TotalEnergies reports adjusted net income of $5.4 billion and a cash flow of $8.6 billion in the first quarter, demonstrating its ability to capture price upside through a high-performing and diversified integrated portfolio in oil, gas and power. IFRS net income amounted to $5.8 billion.

First quarter Oil & Gas production reached 2.553 Mboe/d, benefiting from the ramp-ups and start-ups of new projects, in particular this quarter Lapa SW in Brazil and Mabruk in Libya, offsetting production losses in the Middle East (around 100 kboe/d on average over the quarter).

Exploration & Production delivered adjusted net operating income of $2.6 billion and cash flow of $4.6 billion, rising sharply quarter-to-quarter, fully reflecting the sensitivity to the increase of the average liquids price and the accretive contribution of the new projects. TotalEnergies successfully continued the active management of its portfolio by completing the merger of its UK Upstream assets with NEO NEXT this quarter and announcing two hydrocarbon discoveries on the Moho field in Congo.

Integrated LNG generated adjusted net operating income of $1.3 billion and cash flow of $1.8 billion in the first quarter of 2026. These results are underpinned by a 12% increase in LNG production and trading activities capturing market volatility. The Company has resumed this quarter construction of Mozambique LNG project, which will contribute to the diversification of its portfolio.

Integrated Power delivered adjusted net operating income of $0.5 billion and cash flow of $0.6 billion. The completion, as early as end of April, of the transaction with EPH accelerates the Company's gas-to-power integration strategy in Europe and marks a major milestone for the Integrated Power business segment towards its objective of generating positive free cash flow by 2027. Furthermore, the Company is pursuing its growth in renewable energies portfolio with 8 GW commissioned over the last twelve months.

Downstream delivered adjusted net operating income of $1.9 billion and cash flow of $2.1 billion for the quarter. Refining units recovered their full operational performance (utilization rate above 90%), capturing the exceptional margins in March. Crude oil and petroleum products trading activities also achieved a very strong performance in March.

[1] Refer to Glossary pages 23 & 24 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 19 and following for reconciliation tables.

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The gearing ratio stood at 15.5% at the end of the quarter, as cash flow growth driven by higher energy prices partly offset a $5.1 billion increase in working capital, half of it reflecting business seasonality and half of it linked to the impact of higher hydrocarbon prices at the end of the quarter, notably on inventories. Given Company’s strong cash flow generation in the first quarter and supported by the ability of the Company to maintain a strong balance sheet, the Board of Directors decided to increase the first interim dividend by 5.9% to €0.90 per share, the highest dividend growth among the Oil and Gas majors. Furthermore, the Board authorized the continuation of share buybacks up to $1.5 billion in the second quarter and confirmed the objective of a payout ratio above 40% over the year.” 2

1. Highlights (2)* Social and environmental responsibility Publication of 2025 Universal Registration Document Publication of the Sustainability & Climate – 2026 Progress Report presenting the progress made by the Company in 2025 in the implementation of its strategy and its climate ambition France: implementation of consumer protection measures through price caps on gasoline and diesel across TotalEnergies French retail network Uganda: publication of the independent assessment of the land acquisition program in Uganda together with the associated action plan Upstream United Kingdom: completion of the creation of NEO NEXT+, the country’s largest oil and gas producer, with TotalEnergies holding a 47.5% stake Angola: start-up of Quiluma non-operated gas field, supplying gas to Angola LNG Brazil: start-up of Lapa SW operated project, with a capacity of 25,000 b/d Libya: start-up of Mabruk onshore oil field, with a capacity of 25,000 b/d Republic of the Congo: hydrocarbon discoveries of around 100 Mb of oil on the Moho license Kuwait: signature of a technical cooperation agreement with Kuwait Oil Company to develop resources Turkey: signature of a cooperation agreement with TPAO on exploration opportunities Integrated LNG Full restart of all activities of the Mozambique LNG project Signature of a preliminary agreement for the offtake of 2 Mt/y over 20 years, from Alaska LNG project Integrated Power Europe: completion of the acquisition of 50% of a portfolio of flexible power generation assets from EPH (UK, Italy, the Netherlands, France) United States: agreement with federal authorities to relinquish offshore wind concessions awarded in 2022 in consideration for the retrocession of lease fees paid for these concessions ($928 million) Agreement to create a joint venture with Masdar to develop renewable energies in nine countries in Central Asia and Asia Pacific Sale to Allianz Global Investors of a 50% stake in a battery storage project portfolio of 800 MW in Germany Downstream Start-up of France’s first chemical plastics recycling plant on the Grandpuits platform Signing with EDF of a 12-year low-carbon electricity supply contract for TotalEnergies’ Refining & Chemicals sites in France, starting in 2028 Status of the impact of the conflict in the Middle East As of today, Upstream production shut down in Qatar, Iraq and UAE offshore represents approximately 15% of the total oil and gas production of the Company (around 360,000 b/d in April on average compared to prior conflict levels) Following the incidents on April 8 which affected three units on SATORP site and triggered its shutdown as a safety precaution, units which were not damaged were restarted and the refinery has been operating at a capacity of 230,000 b/d since April 14 (2) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements 3

2. Key figures from TotalEnergies' consolidated financial statements [1]

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted EBITDA [1]	12,552	10,066	+25%	10,504	+19%
Adjusted net operating income from business segments	6,300	4,633	+36%	4,792	+31%
Exploration & Production	2,576	1,805	+43%	2,451	+5%
Integrated LNG	1,318	922	+43%	1,294	+2%
Integrated Power	545	564	-3%	506	+8%
Refining & Chemicals	1,599	1,001	+60%	301	x5.3
Marketing & Services	262	341	-23%	240	+9%
Contribution of equity affiliates to adjusted net income	709	739	-4%	715	-1%
Effective tax rate [3]	39.1%	38.8%		41.4%	
Adjusted net income (TotalEnergies share) [1]	5,394	3,837	+41%	4,192	+29%
Adjusted fully-diluted earnings per share (dollars) [4]	2.45	1.73	+42%	1.83	+34%
Adjusted fully-diluted earnings per share (euros) [5]	2.10	1.48	+42%	1.74	+21%
Fully-diluted weighted-average shares (millions)	2,164	2,176	-1%	2,246	-4%
Net income (TotalEnergies share)	5,810	2,906	+100%	3,851	+51%
Organic investments [1]	4,650	4,019	+16%	4,501	+3%
Acquisitions net of assets sales [1]	(172)	(1,573)	ns	420	ns
Net investments [1]	4,478	2,446	+83%	4,921	-9%
Cash flow from operations excluding working capital (CFFO) [1]	8,576	7,168	+20%	6,992	+23%
Debt Adjusted Cash Flow (DACF) [1]	8,979	7,593	+18%	7,276	+23%
Cash flow from operating activities	3,361	10,471	-68%	2,563	+31%
Gearing [1] of 15.5% at March 31, 2026 vs 14.7% at December 31, 2025 and 14.3% at March 31, 2025					

(3) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(4) In accordance with IFRS rules, adjusted fully diluted earnings per share corresponds to the ratio between the adjusted net income (TotalEnergies' share), reduced by the coupon on perpetual subordinated notes and the weighted average diluted number of shares outstanding during the period, excluding shares held by TotalEnergies SE.

(5) Average €-$ exchange rate: 1.1703 in the 1st quarter 2026, 1.1634 in the 4th quarter 2025 and 1.0523 in the 1st quarter 2025.

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3. Key figures of environment, greenhouse gas emissions and production

3.1 Environment – liquids and gas price realizations, refining margins

	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Brent ($/b)	81.1	63.7	+27%	75.7	+7%
Henry Hub ($/Mbtu)	3.5	4.1	-15%	3.9	-11%
TTF ($/Mbtu)	13.7	10.3	+34%	14.4	-5%
JKM ($/Mbtu)	14.1	10.6	+32%	14.1	-
Average price of liquids [6],[7] ($/b) Consolidated subsidiaries	73.7	61.4	+20%	72.2	+2%
Average price of gas [6],[8] ($/Mbtu) Consolidated subsidiaries	5.59	5.11	+10%	6.60	-15%
Average price of LNG [6],[9] ($/Mbtu) Consolidated subsidiaries and equity affiliates	8.48	8.48	-	10.00	-15%
European Refining Margin Marker (ERM) [6],[10] ($/b)	11.4	11.4	-	3.9	x2.9

3.2 Greenhouse gas emissions [11]

Scope 1+2 emissions [12] ($MtCO_2e$)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Scope 1+2 from operated perimeter [1]	7.9	8.3	-5%	8.4	-6%
of which Oil & Gas	6.9	7.0	-1%	7.2	-4%
of which CCGT	1.0	1.3	-23%	1.2	-17%
Scope 1+2 - ESRS perimeter [1]	10.4	11.2	-7%	11.1	-6%

Methane emissions ($ktCH_4$)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Methane emissions from operated perimeter [1]	4	6	-33%	6	-33%

Estimated quarterly emissions.

Methane emissions from operated facilities are down 33% year-on-year, notably due to the continued reduction in flaring and fugitive emissions at Exploration & Production facilities.

Scope 1+2 emissions from operated installations decreased by 6% year-on-year mainly because of continued reduction of flaring in Exploration & Production and lower activity at gas-fired power plants.

First quarter 2026 Scope 3[13] Category 11 emissions are estimated at 83 Mt CO_2e.

(6) Does not include oil, gas and LNG trading activities, respectively.
(7) Sales in $ / Sales in volume for consolidated affiliates.
(8) Sales in $ / Sales in volume for consolidated affiliates.
(9) Sales in $ / Sales in volume for consolidated and equity affiliates.
(10) This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.
(11) The seven greenhouse gases in the Kyoto protocol, namely CO_2, CH_4, N_2O, HFCs, PFCs, SF_6 and NF_3, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the most recent IPCC report. HFCs, PFCs, SF_6 and NF_3 are virtually absent from the Company's emissions and are not accounted for by the Company.
(12) Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting for climate change-related indicators and indirect emissions resulting from the production of electricity, steam, heat or cooling, purchased or acquired, and consumed by the sites or activities included in the scope of reporting for climate change-related indicators, net from potential energy sales, excluding purchased industrial gases (H_2). If not stated otherwise, TotalEnergies reports Scope 2 GHG emissions according to the market-based method defined by the GHG Protocol.
(13) If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. The highest point for each value chain for the year 2026 will be determined with regard to the achievement over the whole year, with TotalEnergies providing estimates as the quarters progress. A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA's Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

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3.3 Production [14]

Hydrocarbon production	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Hydrocarbon production (kboe/d)	2,553	2,545	-	2,558	-
Oil (including bitumen) (kb/d)	1,326	1,404	-6%	1,355	-2%
Gas (including condensates and associated NGL) (kboe/d)	1,227	1,141	+8%	1,203	+2%
Hydrocarbon production (kboe/d)	2,553	2,545	-	2,558	-
Liquids (kb/d)	1,481	1,555	-5%	1,516	-2%
Gas (Mcf/d)	5,799	5,381	+8%	5,655	+3%

Hydrocarbon production averaged 2,553 thousand barrels of oil equivalent per day in the first quarter of 2026, stable year-on-year, due to the following factors:

- +4% from project start-ups and ramp-ups, notably Mero-3, Mero-4 and Lapa SW in Brazil, Anchor and Ballymore in the United States, Tyra in Denmark, Begonia and Clov Phase 3 in Angola and Mabruk in Libya,
- +2% due to a higher availability of production facilities,
- -2% due to the natural decline of fields,
- -4% due to the impact of the conflict in the Middle East.

Excluding the impact of the conflict in the Middle East, production increased by around 4% year-on-year, supported by new projects start-ups and ramp-ups.

[14] Company production = E&P production + Integrated LNG production.

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4. Analysis of business segments

4.1 Exploration & Production

4.1.1 Production

Hydrocarbon production	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
EP (kboe/d)	1,948	2,002	-3%	1,976	-1%
Liquids (kb/d)	1,408	1,485	-5%	1,442	-2%
Gas (Mcf/d)	2,863	2,779	+3%	2,848	+1%

4.1.2 Results

In millions of dollars, except effective tax rate	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted net operating income	2,576	1,805	+43%	2,451	+5%
including adjusted income from equity affiliates	139	211	-34%	150	-7%
Effective tax rate [15]	49.5%	51.7%		49.4%	
Organic investments [1]	2,724	1,905	+43%	2,684	+1%
Acquisitions net of assets sales [1]	(227)	(530)	ns	116	ns
Net investments [1]	2,497	1,375	+82%	2,800	-11%
Cash flow from operations excluding working capital (CFFO) [1]	4,564	3,611	+26%	4,291	+6%
Cash flow from operating activities	2,969	3,821	-22%	3,266	-9%

In the first quarter of 2026, the adjusted net operating income of the Exploration & Production segment amounted to $2,576 million, rising significantly by more than 40% quarter-to-quarter, fully reflecting the sensitivity to the increase of the average liquids price (+$12.4/b over the quarter, including the price lag effect in the United Arab Emirates) and the accretive contribution of the new projects.

Exploration & Production cash flow from operations excluding working capital (CFFO) amounted to $4,564 million, up 26% quarter-to-quarter, for the same reasons.

[15] Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

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4.2 Integrated LNG

4.2.1 Production

Hydrocarbon production for LNG	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Integrated LNG (kboe/d)	605	543	+12%	582	+4%
Liquids (kb/d)	73	70	+4%	74	-1%
Gas (Mcf/d)	2,936	2,602	+13%	2,807	+5%

Liquefied Natural Gas in Mt	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Overall LNG sales	12.4	12.2	+1%	10.6	+16%
incl. Sales from equity production*	4.1	3.9	+6%	4.0	+3%
incl. Sales by TotalEnergies from equity production and third party purchases	10.9	10.8	+1%	9.4	+16%

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

LNG hydrocarbon production increased by 12% quarter-to-quarter, mainly supported by production growth in Australia, the United States and Malaysia.

LNG sales are stable quarter-to-quarter, in the context of strong spot activity.

4.2.2 Results

In millions of dollars, except the average price of LNG	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Average price of LNG ($/Mbtu) * Consolidated subsidiaries and equity affiliates	8.48	8.48	-	10.00	-15%
Adjusted net operating income	1,318	922	+43%	1,294	+2%
including adjusted income from equity affiliates	431	394	+9%	535	-19%
Organic investments (1)	410	744	-45%	752	-45%
Acquisitions net of assets sales (1)	92	49	+88%	140	-34%
Net investments (1)	502	793	-37%	892	-44%
Cash flow from operations excluding working capital (CFFO) (1)	1,785	1,156	+54%	1,249	+43%
Cash flow from operating activities	(1,120)	2,102	ns	1,743	ns

* Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

In the first quarter of 2026, the adjusted net operating income and cash flow from operations excluding working capital (CFFO) of Integrated LNG amounted to $1,318 million and $1,785 million respectively, increasing significantly quarter-to-quarter, underpinned by the LNG production increase and strong trading activities benefiting from market volatility.

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4.3 Integrated Power

4.3.1 Productions, capacities, clients and sales

Integrated Power	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Net power production (TWh) *	11.7	12.6	-7%	11.3	+3%
o/w production from renewables	8.2	8.1	+1%	6.8	+20%
o/w production from gas flexible capacities	3.5	4.5	-22%	4.5	-22%
Portfolio of power generation net installed capacity (GW) **	26.8	26.0	+3%	22.7	+18%
o/w renewables	19.8	19.0	+4%	16.2	+22%
o/w gas flexible capacities	7.0	7.0	-	6.5	+8%
Portfolio of renewable power generation gross capacity (GW) **,***	109.7	108.7	+1%	97.5	+13%
o/w installed capacity	35.6	34.1	+5%	27.8	+28%
Clients power - BtB and BtC (Million) **	6.1	6.0	+2%	6.0	+2%
Clients gas - BtB and BtC (Million) **	2.7	2.7	-	2.8	-2%
Sales power - BtB and BtC (TWh)	15.2	13.2	+15%	14.5	+5%
Sales gas - BtB and BtC (TWh)	31.5	27.0	+17%	35.7	-12%

* Solar, wind, hydroelectric and gas flexible capacities.
** End of period data.
*** Includes 17.25% of Adani Green Energy Ltd's gross capacity, 50% of Clearway Energy Group's gross capacity and 49% of Casa dos Ventos' gross capacity.

Net electricity production is increasing year-on-year to 11.7 TWh, with the growth of power generation from renewables of 20% offsetting the lower utilization of gas flexible capacities, in the context of lower winter demand in Europe and the United States.

Gross installed renewable power generation capacity reached 35.6 GW at the end of the first quarter of 2026, representing close to 8 GW of additional capacity year-on-year.

4.3.2 Results

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted net operating income	545	564	-3%	506	+8%
including adjusted income from equity affiliates	52	97	-46%	44	+18%
Organic investments (1)	823	525	+57%	645	+28%
Acquisitions net of assets sales (1)	(77)	(1,070)	ns	238	ns
Net investments (1)	746	(545)	ns	883	-16%
Cash flow from operations excluding working capital (CFFO) (1)	574	788	-27%	597	-4%
Cash flow from operating activities	(145)	1,300	ns	(399)	ns

In the first quarter of 2026, the adjusted net operating income of the Integrated Power segment amounted to $545 million, in line with the first quarter 2025, with no farm-down registered this quarter unlike in fourth quarter 2025.

Integrated Power cash flow from operations excluding working capital (CFFO) amounted to $574 million, for the same reasons. Production activities (including renewables and gas-fired power plants) accounted for 35% and marketing activities (B2B, B2C and trading) accounted for 65%, this split being in line with the first quarter of 2025 due to the seasonal nature of marketing activities (higher consumption during the winter).

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4.4 Downstream (Refining & Chemicals and Marketing & Services)

4.4.1 Results

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted net operating income	1,861	1,342	+39%	541	x3.4
Organic investments [1]	654	731	-11%	386	+69%
Acquisitions net of assets sales [1]	39	(46)	ns	(75)	ns
Net investments [1]	693	685	+1%	311	x2.2
Cash flow from operations excluding working capital (CFFO) [1]	2,136	1,970	+8%	1,117	+91%
Cash flow from operating activities	2,632	3,068	-14%	(1,415)	ns

4.5 Refining & Chemicals

4.5.1 Refinery and petrochemicals throughput and utilization rates

Refinery throughput and utilization rate	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Total refinery throughput (kb/d)	1,624	1,489	+9%	1,549	+5%
France	462	502	-8%	435	+6%
Rest of Europe	677	572	+18%	627	+8%
Rest of world	485	415	+17%	487	-
Utilization rate based on crude only*	92%	84%		87%	

* Based on distillation capacity at the beginning of the year

Petrochemicals production and utilization rate	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Monomers* (kt)	1,183	1,227	-4%	1,250	-5%
Polymers (kt)	1,159	1,184	-2%	1,173	-1%
Steam cracker utilization rate**	74%	79%		78%	

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput increased by 9% quarter-to-quarter, as units have recovered their full operational performance, reaching a utilization rate of 92% in the absence of turnaround during the first quarter of 2026.

Petrochemicals production decreased by 4% quarter-to-quarter for monomers and by 2% for polymers, mainly due to major turnarounds at BTP in the United States and at Feluy in Belgium.

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4.5.2 Results

In millions of dollars, except ERM	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
European Refining Margin Marker (ERM) ($/b) *	11.4	11.4	-	3.9	x2.9
Adjusted net operating income	1,599	1,001	+60%	301	x5.3
Organic investments [1]	518	508	+2%	236	x2.2
Acquisitions net of assets sales [1]	75	(1)	ns	-	ns
Net investments [1]	593	507	+17%	236	x2.5
Cash flow from operations excluding working capital (CFFO) [1]	1,716	1,378	+25%	633	x2.7
Cash flow from operating activities	1,564	1,716	-9%	(1,983)	ns

* This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

Adjusted net operating income for Refining & Chemicals amounted to $1,599 million for the quarter, up by nearly $600 million versus the fourth quarter of 2025, driven by a strong operational performance of refineries which captured high refining margins in March, and crude oil and petroleum products trading activities which benefited from a favorable environment in March.

Cash flow from operations excluding working capital (CFFO) amounted to $1,716 million, for the same reasons.

4.6 Marketing & Services

4.6.1 Petroleum product sales

Sales in kb/d*	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Total Marketing & Services sales	1,206	1,247	-3%	1,266	-5%
Europe	686	723	-5%	714	-4%
Rest of world	520	524	-1%	551	-6%

* Excludes trading and bulk refining sales.

Petroleum products sales decreased by 5% versus the first quarter of 2025, notably reflecting the disposal of networks in Brazil and African Sahel.

4.6.2 Results

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted net operating income	262	341	-23%	240	+9%
Organic investments [1]	136	223	-39%	150	-9%
Acquisitions net of assets sales [1]	(36)	(45)	ns	(75)	ns
Net investments [1]	100	178	-44%	75	+33%
Cash flow from operations excluding working capital (CFFO) [1]	420	592	-29%	484	-13%
Cash flow from operating activities	1,068	1,352	-21%	568	+88%

Adjusted net operating income for Marketing & Services amounted to $262 million, up 9% compared to the first quarter of 2025, reflecting higher unit margins.

Cash flow from operations excluding working capital (CFFO) amounted to $420 million in the first quarter of 2026, due to the tax impact of higher prices on the valuation of petroleum product inventories.

11

5. TotalEnergies results 5.1 Adjusted net operating income from business segments Adjusted net operating income from business segments amounted to $6,300 million in the first quarter of 2026, compared with $4,633 million in the fourth quarter of 2025, reflecting mainly higher oil and gas prices as well as strong performance of trading activities in crude oil, petroleum products and LNG. 5.2 Adjusted net income (1) (TotalEnergies share) Adjusted net income (TotalEnergies share) amounted to $5,394 million in the first quarter of 2026, compared with $3,837 million in the fourth quarter of 2025. Adjusted net income excludes the after‑tax inventory effect, non‑recurring items, and fair‑value changes. Adjustment items to net income totaled $0.4 billion in the first quarter of 2026, consisting mainly of: $1.4 billion of inventory valuation and fair value effects, ($0.9) billion of non-recurring items: gain on sales from the creation of NEO NEXT+ in the UK and exceptional provisions and depreciations, notably linked to the agreement with US federal authorities related to offshore wind leases and to the strategic review of the renewables portfolio outside of key focus markets. The average tax rate for TotalEnergies was 39.1% in the first quarter of 2026, versus 38.8% in the fourth quarter of 2025. 5.3 Adjusted earnings per share Diluted adjusted net income per share amounted to $2.45 in the first quarter of 2026, calculated on the basis of a weighted average diluted number of shares of 2,164 million, compared with $1.73 in the fourth quarter of 2025. As of March 31, 2026, the number of diluted shares was 2,165 million. TotalEnergies repurchased* 9.4 million shares in the first quarter of 2026, for an amount of $0.75 billion. * 5.4 Acquisitions – asset sales Acquisitions amounted to $392 million in the first quarter of 2026, mainly related to the closing of the acquisition, from Continental Resources, of interests in dry gas fields in Anadarko basin, in the United States. Divestments amounted to $564 million in the first quarter of 2026, mainly reflecting the closing of the transaction with NEO NEXT and the disposal of West of Shetland assets, in the UK. 5.5 Net cash flow (1) TotalEnergies’ net cash flow amounted to $4,098 million in the first quarter of 2026, compared to $4,722 million in the previous quarter, as the $2,032 million increase in net investment was partially offset by a $1,408 million increase in CFFO over the quarter. Operating cash flow amounted to $3,361 million in the first quarter of 2026, corresponding to cash flow from operations excluding working capital (CFFO) of $8,576 million and a $5.1 billion increase in working capital including: $2.5 billion related to business seasonality, $2.6 billion reflecting the impact of higher hydrocarbon prices at the end of the quarter, notably on inventories. * Net of fees and taxes, including coverage of employees share grant plans. 12

5.6 Profitability

Return on equity was 14.4% for the first quarter of 2026.

In millions of dollars	April 1, 2025 March 31, 2026	January 1, 2025 December 31, 2025	April 1, 2024 March 31, 2025
Adjusted net income (TotalEnergies share) [1]	17,043	15,833	17,636
Average adjusted shareholders' equity	118,641	116,827	116,758
Return on equity (ROE)	**14.4%**	**13.6%**	**15.1%**

Return on average capital employed [1] was 12.7% for the first quarter of 2026.

In millions of dollars	April 1, 2025 March 31, 2026	January 1, 2025 December 31, 2025	April 1, 2024 March 31, 2025
Adjusted net operating income [1]	19,158	17,827	19,125
Average capital employed [1]	151,105	141,802	144,629
ROACE [1]	**12.7%**	**12.6%**	**13.2%**

6. TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to €2,684 million in the first quarter of 2026 compared to €3,726 million in the first quarter of 2025.

7. Annual 2026 Sensitivities [16]

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price [17]	+/- 10 $/b	+/- 2.3 B$	+/- 2.8 B$
European gas price - TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 1 $/b	+/- 0.3 B$	+/- 0.4 B$

[16] Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2026. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

[17] In a 60-70 $/b Brent environment.

13

8. Outlook In the context of the conflict in the Middle East, oil markets remain elevated, around $100/b, and extremely volatile. Given the time required to restart production facilities in the Middle East (2-3 months), prices should remain at high levels during the second quarter. Furthermore, the impact of this conflict on global hydrocarbon inventories is leading to the drop of the 2026 surplus scenario that was anticipated at the beginning of the year. European gas prices for the second quarter on forward markets are high, around $14-15/Mbtu, in the context of inventory replenishment in Europe, where storage levels, at the end of the winter season, are at the lowest point in the last five years (25%). Competition between LNG demand in Europe to replenish storage and in Asia for the warm season should support prices in the coming months. Given the evolution of oil and gas prices in recent months and the lag effect in pricing formulas, TotalEnergies anticipates an average LNG selling price of around $10/Mbtu in the second quarter of 2026. Excluding the impact of the conflict in the Middle East, the production of the second quarter is expected to grow around 4% compared to the second quarter of 2025, in line with the first quarter growth. At the end of April, production shut down in Qatar, Iraq and offshore in the United Arab Emirates represents around 15% of the Company’s total production. Refinery utilization rates are expected to be between 80 and 85% in the second quarter, notably due to the impact of the capacity reduction of SATORP, in Saudi Arabia, and the planned turnaround of two months at the Donges refinery, in France. Given the closing of transaction with EPH as of April 29, 2026, Integrated Power should benefit, in 2026, from 10 TWh of net power production, in line with the 15 TWh guidance given for a full year and from a contribution of more than $500 million of available cash flow. The Company confirms it expects its yearly net investments to be at $15 billion in 2026, in line with annual guidance. The Company is evaluating options to accelerate short cycle investments to capture current hydrocarbon price environment. To listen to the conference call with Chairman & CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 1:00 pm (Paris time), please log on to totalenergies.com or dial +33 (0) 1 70 91 87 04, +44 (0) 12 1281 8004 or +1 718 705 8796. The conference replay will be available on the Company's website totalenergies.com after the event. * * * * TotalEnergies contacts Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com 14

9. Operating information by segment

9.1 Company's production (Exploration & Production + Integrated LNG)

Combined liquids and gas production by region (kboe/d)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Europe	570	546	+4%	571	-
Africa	431	442	-2%	424	+2%
Middle East and North Africa	777	840	-8%	849	-9%
Americas	487	459	+6%	424	+15%
Asia-Pacific	288	258	+11%	290	-1%
Total production	2,553	2,545	-	2,558	-
includes equity affiliates	356	360	-1%	390	-9%

Liquids production by region (kb/d)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Europe	209	212	-2%	216	-3%
Africa	299	318	-6%	312	-4%
Middle East and North Africa	615	676	-9%	680	-10%
Americas	259	251	+3%	202	+28%
Asia-Pacific	99	98	+1%	106	-6%
Total production	1,481	1,555	-5%	1,516	-2%
includes equity affiliates	131	153	-14%	163	-20%

Gas production by region (Mcf/d)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Europe	1,944	1,796	+8%	1,920	+1%
Africa	670	628	+7%	567	+18%
Middle East and North Africa	884	928	-5%	920	-4%
Americas	1,263	1,154	+9%	1,237	+2%
Asia-Pacific	1,038	875	+19%	1,011	+3%
Total production	5,799	5,381	+8%	5,655	+3%
includes equity affiliates	1,222	1,132	+8%	1,237	-1%

15

9.2 Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Europe	1,766	1,774	-	1,677	+5%
Africa	531	517	+3%	618	-14%
Americas	1,134	958	+18%	1,073	+6%
Rest of world	986	921	+7%	945	+4%
Total consolidated sales	4,416	4,170	+6%	4,313	+2%
Includes bulk sales	361	366	-1%	344	+5%
Includes trading	2,849	2,557	+11%	2,703	+5%

Petrochemicals production* (kt)	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Europe	989	985	-	984	+1%
Americas	676	775	-13%	694	-3%
Middle East and Asia	677	651	+4%	745	-9%

* Olefins, polymers.

16

9.3 Integrated Power

9.3.1 Net power production

	1Q26						4Q25					
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**
France	0.2	0.4	-	1.2	0.0	**1.7**	0.2	0.3	-	1.4	0.0	**2.0**
Rest of Europe	0.1	0.6	0.4	1.5	0.1	**2.6**	0.1	0.5	0.3	1.9	0.0	**2.9**
Africa	0.0	-	-	-	0.1	**0.2**	0.0	-	-	-	0.1	**0.1**
Middle East	0.2	-	-	0.2	-	**0.4**	0.2	-	-	0.2	-	**0.4**
North America	0.9	0.6	-	0.7	-	**2.2**	1.0	0.5	-	1.0	-	**2.6**
South America	0.2	0.9	-	-	-	**1.0**	0.1	1.2	-	-	-	**1.3**
India	2.8	0.3	-	-	-	**3.1**	2.5	0.2	-	-	-	**2.7**
Pacific Asia	0.3	0.0	0.2	-	-	**0.5**	0.3	0.0	0.2	-	-	**0.6**
Total	**4.7**	**2.7**	**0.6**	**3.5**	**0.2**	**11.7**	**4.6**	**2.8**	**0.5**	**4.5**	**0.2**	**12.6**

9.3.2 Installed power generation net capacity

	1Q26						4Q25					
Installed power generation net capacity (GW) (18)	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**
France	0.8	0.6	-	2.7	0.2	**4.2**	0.8	0.5	-	2.7	0.2	**4.2**
Rest of Europe	0.6	1.0	0.3	2.1	0.1	**4.1**	0.6	1.0	0.3	2.1	0.1	**4.1**
Africa	0.1	-	-	-	0.1	**0.2**	0.1	-	-	-	0.1	**0.2**
Middle East	0.7	-	-	0.3	-	**1.0**	0.5	-	-	0.3	-	**0.8**
North America	3.1	0.9	-	2.0	0.5	**6.5**	3.0	0.9	-	2.0	0.5	**6.4**
South America	0.5	1.2	-	-	-	**1.7**	0.5	1.2	-	-	-	**1.7**
India	7.0	0.6	-	-	0.1	**7.7**	6.7	0.6	-	-	-	**7.2**
Pacific Asia	1.2	0.0	0.2	-	-	**1.4**	1.2	0.0	0.2	-	-	**1.4**
Total	**14.0**	**4.3**	**0.5**	**7.0**	**1.1**	**26.8**	**13.4**	**4.1**	**0.5**	**7.0**	**1.0**	**26.0**

(18) End-of-period data.

17

9.3.3 Power generation gross capacity from renewables

Installed power generation gross capacity from renewables (GW) [19],[20]	1Q26					4Q25				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	1.3	0.9	0.0	0.2	**2.4**	1.4	0.9	0.0	0.2	**2.5**
Rest of Europe	0.7	1.7	1.1	0.3	**3.8**	0.7	1.7	1.1	0.3	**3.8**
Africa	0.3	0.0	0.0	0.4	**0.7**	0.3	0.0	0.0	0.4	**0.7**
Middle East	1.6	0.0	0.0	0.0	**1.6**	1.3	0.0	0.0	0.0	**1.3**
North America	7.8	2.3	0.0	1.2	**11.3**	7.3	2.3	0.0	1.0	**10.6**
South America	0.6	1.8	0.0	0.0	**2.4**	0.6	1.8	0.0	0.0	**2.4**
India	10.1	0.7	0.0	0.1	**10.8**	9.7	0.6	0.0	0.0	**10.3**
Asia-Pacific	1.9	0.0	0.6	0.0	**2.5**	1.8	0.0	0.6	0.0	**2.5**
Total	**24.3**	**7.4**	**1.8**	**2.1**	**35.6**	**23.1**	**7.3**	**1.8**	**1.9**	**34.1**

Power generation gross capacity from renewables in construction (GW) [19],[20]	1Q26					4Q25				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	0.1	0.1	0.0	0.0	**0.3**	0.1	0.2	0.0	0.0	**0.3**
Rest of Europe	0.9	0.1	0.8	0.4	**2.1**	0.7	0.1	0.8	0.4	**2.1**
Africa	0.2	0.2	0.0	0.0	**0.4**	0.2	0.1	0.0	0.0	**0.4**
Middle East	1.4	0.2	0.0	0.0	**1.7**	1.7	0.2	0.0	0.0	**2.0**
North America	0.8	0.1	0.0	0.3	**1.2**	0.8	0.0	0.0	0.5	**1.3**
South America	1.1	0.3	0.0	0.3	**1.7**	0.7	0.1	0.0	0.3	**1.1**
India	0.3	0.0	0.0	0.0	**0.3**	0.8	0.0	0.0	0.0	**0.8**
Asia-Pacific	0.1	0.0	0.0	0.0	**0.1**	0.3	0.0	0.0	0.0	**0.3**
Total	**4.9**	**1.0**	**0.8**	**1.0**	**7.7**	**5.5**	**0.8**	**0.8**	**1.2**	**8.3**

Power generation gross capacity from renewables in development (GW) [19],[20]	1Q26					4Q25				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	0.8	0.5	1.5	0.0	**2.8**	0.9	0.5	1.5	0.1	**2.9**
Rest of Europe	5.2	2.0	14.3	4.2	**25.7**	5.9	1.8	14.3	3.6	**25.6**
Africa	1.1	0.5	0.0	0.0	**1.6**	0.3	0.2	0.0	0.0	**0.5**
Middle East	1.2	0.0	0.0	0.0	**1.2**	1.1	0.0	0.0	0.0	**1.1**
North America	10.8	3.7	4.1	5.0	**23.6**	10.8	3.8	4.1	5.4	**24.2**
South America	0.7	1.7	0.0	0.0	**2.5**	1.3	1.3	0.0	0.0	**2.6**
India	1.5	0.0	0.0	0.0	**1.5**	1.6	0.0	0.0	0.0	**1.6**
Asia-Pacific	2.7	1.1	2.6	1.1	**7.5**	3.0	1.1	2.6	1.1	**7.8**
Total	**23.9**	**9.6**	**22.5**	**10.3**	**66.4**	**24.9**	**8.8**	**22.5**	**10.1**	**66.3**

(19) Includes 17.25% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.
(20) End-of-period data.

18

10. Alternative Performance Measures (Non-GAAP measures)

10.1 Adjustment items to net income (TotalEnergies share)

In millions of dollars	1Q26	4Q25	1Q25
Net income (TotalEnergies share)	**5,810**	**2,906**	**3,851**
Special items affecting net income (TotalEnergies share)	(1,031)	(644)	(108)
Gain (loss) on asset sales	252	203	-
Restructuring charges	(22)	(51)	-
Impairments	(1,148)	(661)	-
Other	(113)	(135)	(108)
After-tax inventory effect : FIFO vs. replacement cost	1,507	(232)	(78)
Effect of changes in fair value	(60)	(55)	(155)
Total adjustments affecting net income	**416**	**(931)**	**(341)**
Adjusted net income (TotalEnergies share)	**5,394**	**3,837**	**4,192**

19

10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Net income (TotalEnergies share)	**5,810**	**2,906**	*+100%*	**3,851**	*+51%*
Less: adjustment items to net income (TotalEnergies share)	(416)	931	*ns*	341	*ns*
Adjusted net income (TotalEnergies share)	**5,394**	**3,837**	*+41%*	**4,192**	*+29%*
Adjusted items					
Add: non-controlling interests	78	36	*x2.2*	70	*+11%*
Add: income taxes	3,324	2,273	*+46%*	2,705	*+23%*
Add: depreciation, depletion and impairment of tangible assets and mineral interests	3,097	3,184	*-3%*	2,998	*+3%*
Add: amortization and impairment of intangible assets	90	99	*-9%*	83	*+8%*
Add: financial interest on debt	791	833	*-5%*	725	*+9%*
Less: financial income and expense from cash & cash equivalents	(222)	(196)	*ns*	(269)	*ns*
Adjusted EBITDA	**12,552**	**10,066**	*+25%*	**10,504**	*+19%*

10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Adjusted items					
Revenues from sales	49,516	45,925	*+8%*	47,899	*+3%*
Purchases, net of inventory variation	(29,119)	(29,164)	*ns*	(30,563)	*ns*
Other operating expenses	(8,563)	(7,783)	*ns*	(7,542)	*ns*
Exploration costs	(133)	(177)	*ns*	(81)	*ns*
Other income	185	592	*-69%*	247	*-25%*
Other expense, excluding amortization and impairment of intangible assets	(114)	(144)	*ns*	(216)	*ns*
Other financial income	294	299	*-2%*	294	-
Other financial expense	(223)	(221)	*ns*	(249)	*ns*
Net income (loss) from equity affiliates	709	739	*-4%*	715	*-1%*
Adjusted EBITDA	**12,552**	**10,066**	*+25%*	**10,504**	*+19%*
Adjusted items					
Less: depreciation, depletion and impairment of tangible assets and mineral interests	(3,097)	(3,184)	*ns*	(2,998)	*ns*
Less: amortization of intangible assets	(90)	(99)	*ns*	(83)	*ns*
Less: financial interest on debt	(791)	(833)	*ns*	(725)	*ns*
Add: financial income and expense from cash & cash equivalents	222	196	*+13%*	269	*-17%*
Less: income taxes	(3,324)	(2,273)	*ns*	(2,705)	*ns*
Less: non-controlling interests	(78)	(36)	*ns*	(70)	*ns*
Add: adjustment (TotalEnergies share)	416	(931)	*ns*	(341)	*ns*
Net income (TotalEnergies share)	**5,810**	**2,906**	*+100%*	**3,851**	*+51%*

20

10.3 Investments – Divestments

Reconciliation of Cash flow used in investing activities to Net investments

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Cash flow used in investing activities (a) *	**4,312**	**3,434**	***26%***	**4,805**	***-10%***
Other transactions with non-controlling interests (b)	-	(331)	*-100%*	-	*ns*
Organic loan repayment from equity affiliates (c)	49	-	*ns*	6	*x8.2*
Change in debt from renewable projects financing (d) **	14	(821)	*ns*	-	*ns*
Capex linked to capitalized leasing contracts (e)	75	115	*-35%*	108	*-31%*
Expenditures related to carbon credits (f)	28	49	*-43%*	2	*x14*
Net investments (a + b + c + d + e + f = g - i + h)	**4,478**	**2,446**	***83%***	**4,921**	***-9%***
of which acquisitions net of assets sales (g - i)	(172)	(1,573)	*ns*	420	*ns*
Acquisitions (g)	392	507	*-23%*	836	*-53%*
Asset sales (i)	564	2,080	*-73%*	416	*+36%*
Change in debt (partner share) and capital gain from renewable project sales	(18)	308	*ns*	-	*ns*
of which organic investments (h)	4,650	4,019	*16%*	4,501	*+3%*
Capitalized exploration	73	99	*-26%*	111	*-34%*
Increase in non-current loans	301	559	*-46%*	568	*-47%*
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(276)	(259)	*ns*	(103)	*ns*
Change in debt from renewable projects (TotalEnergies share)	(4)	(513)	*ns*	-	*ns*

* Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache's carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $218 million in the first quarter of 2026. Payments to these suppliers are classified as financing cash flows

** Change in debt from renewable projects (TotalEnergies share and partner share).

10.4 Cash flow

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

In millions of dollars	1Q26	4Q25	1Q26 vs 4Q25	1Q25	1Q26 vs 1Q25
Cash flow from operating activities (a)	**3,361**	**10,471**	***-68%***	**2,563**	***+31%***
(Increase) decrease in working capital (b) *	(6,993)	3,814	*ns*	(4,316)	*ns*
Inventory effect (c)	1,849	(299)	*ns*	(107)	*ns*
Capital gain from renewable project sales (d)	22	212	*-90%*	-	*ns*
Organic loan repayments from equity affiliates (e)	49	-	*ns*	6	*x8.2*
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	**8,576**	**7,168**	***+20%***	**6,992**	***+23%***
Financial charges	(403)	(425)	*ns*	(284)	*ns*
Debt Adjusted Cash Flow (DACF)	**8,979**	**7,593**	***+18%***	**7,276**	***+23%***
Organic investments (g)	4,650	4,019	*+16%*	4,501	*+3%*
Free cash flow after organic investments (f - g)	**3,926**	**3,149**	***+25%***	**2,491**	***+58%***
Net investments (h)	4,478	2,446	*+83%*	4,921	*-9%*
Net cash flow (f - h)	**4,098**	**4,722**	***-13%***	**2,071**	***+98%***

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

21

10.5 Gearing ratio

In millions of dollars	03/31/2026	12/31/2025	03/31/2025
Current borrowings *	10,596	10,162	10,983
Other current financial liabilities	243	388	897
Current financial assets * · **	(3,837)	(3,093)	(5,892)
Net financial assets classified as held for sale *	3	7	41
Non-current financial debt *	43,468	40,944	37,862
Non-current financial assets *	(1,731)	(1,991)	(953)
Cash and cash equivalents	(25,693)	(26,202)	(22,837)
Net debt (a)	**23,049**	**20,215**	**20,101**
Shareholders' equity (TotalEnergies share)	122,541	114,883	117,956
Non-controlling interests	2,696	2,640	2,465
Shareholders' equity (b)	**125,237**	**117,523**	**120,421**
Gearing = a / (a+b)	**15.5%**	**14.7%**	**14.3%**
Leases (c)	*8,491*	*8,567*	*8,533*
Gearing including leases (a+c) / (a+b+c)	*20.1%*	*19.7%*	*19.2%*

* Excludes leases receivables and leases debts.
** Including initial margins held as part of the Company's activities on organized markets.

10.6 Return on average capital employed

Twelve months ended March 31, 2026

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	8,524	4,133	2,254	3,676	1,395	19,158
Capital employed at 03/31/2025	65,397	42,998	23,740	8,404	6,840	147,764
Capital employed at 03/31/2026	68,315	47,700	24,532	7,545	5,937	154,446
ROACE	**12.7%**	**9.1%**	**9.3%**	**46.1%**	**21.8%**	**12.7%**

22

GLOSSARY Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities. Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector). Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items. Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below. Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE). Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders. Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates. Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments. Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet. Normalized Gearing: indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital. Net cash flow (or free cash-flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks. 23

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary. Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth. Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset. Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder. Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers. 24

Disclaimer: Unless otherwise stated, the terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company of the Company. This press release presents the results for the first quarter of 2026 and first three months of 2026 from the consolidated financial statements of TotalEnergies SE as of March 31, 2026 (unaudited). The consolidated financial statements of TotalEnergies SE as of March 31, 2026 have been subject to a limited review by the Statutory Auditors. The notes to the consolidated financial statements (unaudited) are available on the Corporations’ website www.totalenergies.com. This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies and expectations regarding returns to stockholders, including with respect to future dividends and share buybacks. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies SE, including with respect to climate change and carbon neutrality. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics, and other risk factors described from time to time in the Corporation regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC. Future interim or final annual dividends payments beyond the interim dividend payable on October 2nd, 2026 (or October 21st, 2026, for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board. Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Corporation has not verified and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC. Additionally, the developments of climate change and other environmental or social-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted net operating income, adjusted net income), net cash flow, free cash flow after organic investments, normalized gearing, return on equity (ROE), return on average capital employed (ROACE), gearing ratio, cash flow from operations excluding working capital, debt adjusted cash flow, and the payout ratio. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years. (ii) The inventory valuation effect In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services 25

segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods. (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. The adjusted results (adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault – 92078 Paris-La Défense Cedex, France, or at the Corporation website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. 26

TotalEnergies financial statements First quarter 2026 consolidated accounts, IFRS 27

Consolidated statement of income

TotalEnergies

(unaudited)

(M$)[a]	1st quarter 2026	4th quarter 2025	1st quarter 2025
Sales	**54,163**	**50,624**	**52,254**
Excise taxes	(4,647)	(4,699)	(4,355)
Revenue from sales	49,516	45,925	47,899
Purchases, net of inventory variation	(27,347)	(29,536)	(30,855)
Other operating expenses	(8,675)	(7,925)	(7,564)
Exploration costs	(133)	(177)	(81)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,206)	(3,776)	(2,998)
Other income	471	806	247
Other expense	(1,225)	(821)	(291)
Financial interest on debt	(791)	(833)	(725)
Financial income and expense from cash & cash equivalents	222	233	290
Cost of net debt	(569)	(600)	(435)
Other financial income	294	324	318
Other financial expense	(223)	(221)	(249)
Net income (loss) from equity affiliates	817	759	663
Income taxes	(3,788)	(1,830)	(2,733)
Consolidated net income	**5,932**	**2,928**	**3,921**
TotalEnergies share	5,810	2,906	3,851
Non-controlling interests	122	22	70
Earning per share ($)	2.68	1.31	1.69
Fully-diluted earnings per share ($)	2.64	1.30	1.68

(a) Except for per share amounts.

28

Consolidated statement of comprehensive income

TotalEnergies

(unaudited)

(M$)	1st quarter 2026	4th quarter 2025	1st quarter 2025
Consolidated net income	**5,932**	**2,928**	**3,921**
Other comprehensive income			
Actuarial gains and losses	1	28	–
Change in fair value of investments in equity instruments	112	(161)	12
Tax effect	(25)	51	1
Currency translation adjustment generated by the parent company	(1,792)	49	2,882
Sub-total items not potentially reclassifiable to profit and loss	**(1,704)**	**(33)**	**2,895**
Currency translation adjustment	1,904	(133)	(2,017)
Cash flow hedge	937	(46)	(833)
Variation of foreign currency basis spread	4	(3)	15
Share of other comprehensive income of equity affiliates, net amount	155	(98)	(100)
Other	1	(4)	7
Tax effect	(235)	18	205
Sub-total items potentially reclassifiable to profit and loss	**2,766**	**(266)**	**(2,723)**
Total other comprehensive income (net amount)	**1,062**	**(299)**	**172**
Comprehensive income	**6,994**	**2,629**	**4,093**
– *TotalEnergies share*	*6,884*	*2,596*	*4,007*
– *Non-controlling interests*	*110*	*33*	*86*

29

Consolidated balance sheet

TotalEnergies

(M$)	March 31, 2026 (unaudited)	December 31, 2025	March 31, 2025 (unaudited)
ASSETS			
Non-current assets			
Intangible assets, net	36,387	37,345	34,543
Property, plant and equipment, net	116,240	114,694	112,249
Equity affiliates : investments and loans	39,123	38,090	35,687
Other investments	2,097	1,914	1,860
Non-current financial assets	2,877	3,270	2,231
Deferred income taxes	2,986	3,358	3,360
Other non-current assets	2,640	2,915	4,000
Total non-current assets	**202,350**	**201,586**	**193,930**
Current assets			
Inventories, net	23,932	16,663	19,037
Accounts receivables, net	22,977	18,559	24,882
Other current assets	33,877	20,437	22,423
Current financial assets	4,173	3,332	6,237
Cash and cash equivalents	25,693	26,202	22,837
Assets classified as held for sale	1,560	4,276	1,711
Total current assets	**112,212**	**89,469**	**97,127**
Total assets	**314,562**	**291,055**	**291,057**
LIABILITIES & SHAREHOLDERS' EQUITY			
Shareholders' equity			
Common shares	7,007	7,059	7,231
Paid-in surplus and retained earnings	133,317	125,860	128,787
Currency translation adjustment	(13,900)	(14,033)	(14,508)
Treasury shares	(3,883)	(4,003)	(3,554)
Total shareholders' equity - TotalEnergies share	**122,541**	**114,883**	**117,956**
Non-controlling interests	**2,696**	**2,640**	**2,465**
Total shareholders' equity	**125,237**	**117,523**	**120,421**
Non-current liabilities			
Deferred income taxes	12,990	12,634	12,621
Employee benefits	1,974	2,018	1,824
Provisions and other non-current liabilities	18,693	17,322	19,872
Non-current financial debt	51,426	48,995	45,858
Total non-current liabilities	**85,083**	**80,969**	**80,175**
Current liabilities			
Accounts payable	42,693	38,065	42,554
Other creditors and accrued liabilities	47,512	36,344	32,505
Current borrowings	12,582	12,038	13,134
Other current financial liabilities	243	388	897
Liabilities directly associated with the assets classified as held for sale	1,212	5,728	1,371
Total current liabilities	**104,242**	**92,563**	**90,461**
Total liabilities & shareholders' equity	**314,562**	**291,055**	**291,057**

30

Consolidated statement of cash flow

TotalEnergies

(unaudited)

(M$)	1st quarter 2026	4th quarter 2025	1st quarter 2025
CASH FLOW FROM OPERATING ACTIVITIES			
Consolidated net income	5,932	2,928	3,921
Depreciation, depletion, amortization and impairment	4,149	3,996	3,086
Non-current liabilities, valuation allowances and deferred taxes	591	316	209
(Gains) losses on disposals of assets	(320)	(655)	25
Undistributed affiliates' equity earnings	(187)	(203)	(423)
(Increase) decrease in working capital	(6,968)	3,867	(4,232)
Other changes, net	164	222	(23)
Cash flow from operating activities	**3,361**	**10,471**	**2,563**
CASH FLOW USED IN INVESTING ACTIVITIES			
Intangible assets and property, plant and equipment additions	(4,621)	(4,153)	(4,222)
Acquisitions of subsidiaries, net of cash acquired	(79)	(140)	(232)
Investments in equity affiliates and other securities	(221)	(343)	(311)
Increase in non-current loans	(301)	(559)	(568)
Total expenditures	**(5,222)**	**(5,195)**	**(5,333)**
Proceeds from disposals of intangible assets and property, plant and equipment	181	730	301
Proceeds from disposals of subsidiaries, net of cash sold	397	451	117
Proceeds from disposals of non-current investments	7	321	1
Repayment of non-current loans	325	259	109
Total divestments	**910**	**1,761**	**528**
Cash flow used in investing activities	**(4,312)**	**(3,434)**	**(4,805)**
CASH FLOW FROM FINANCING ACTIVITIES			
Issuance (repayment) of shares:			
– Parent company shareholders	–	–	–
– Treasury shares	(775)	(1,506)	(2,152)
Dividends paid:			
– Parent company shareholders	(2,123)	(2,160)	(1,851)
– Non-controlling interests	(9)	(81)	(139)
Net issuance of perpetual subordinated notes	1,751	–	(1,139)
Payments on perpetual subordinated notes	(154)	(122)	(128)
Other transactions with non-controlling interests	(16)	313	(20)
Net issuance of non-current debt	3,584	611	3,431
Increase (decrease) in current borrowings	(1,283)	(1,985)	150
Increase (decrease) in current financial assets and liabilities	(469)	686	718
Cash flow / (used in) financing activities	**506**	**(4,244)**	**(1,130)**
Net increase (decrease) in cash and cash equivalents	**(445)**	**2,793**	**(3,372)**
Effect of exchange rates	(64)	(6)	365
Cash and cash equivalents at the beginning of the period	26,202	23,415	25,844
Cash and cash equivalents at the end of the period	**25,693**	**26,202**	**22,837**

31

Consolidated statement of changes in shareholders' equity

TotalEnergies

(unaudited)

(M$)	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - TotalEnergies Share	Non-controlling interests	Total shareholders' equity
	Number	Amount			Number	Amount			
As of January 1, 2025	**2,397,679,661**	**7,577**	**135,496**	**(15,259)**	**(149,529,818)**	**(9,956)**	**117,858**	**2,397**	**120,255**
Net income of the first quarter of 2025	–	–	3,851	–	–	–	3,851	70	3,921
Other comprehensive income	–	–	(595)	751	–	–	156	16	172
Comprehensive income	**–**	**–**	**3,256**	**751**	**–**	**–**	**4,007**	**86**	**4,093**
Dividend	–	–	–	–	–	–	–	(5)	(5)
Issuance of common shares	–	–	–	–	–	–	–	–	–
Purchase of treasury shares	–	–	–	–	(33,770,546)	(2,633)	(2,633)	–	(2,633)
Sale of treasury shares[a]	–	–	(413)	–	6,209,016	413	–	–	–
Share-based payments	–	–	112	–	–	–	112	–	112
Share cancellation	(127,622,460)	(346)	(8,395)	–	127,622,460	8,622	(119)	–	(119)
Net issuance (repayment) of perpetual subordinated notes	–	–	(1,219)	–	–	–	(1,219)	–	(1,219)
Payments on perpetual subordinated notes	–	–	(77)	–	–	–	(77)	–	(77)
Other operations with non-controlling interests	–	–	–	–	–	–	–	(20)	(20)
Other items	–	–	27	–	–	–	27	7	34
As of March 31, 2025	**2,270,057,201**	**7,231**	**128,787**	**(14,508)**	**(49,468,888)**	**(3,554)**	**117,956**	**2,465**	**120,421**
Net income from April 1st to December 31st 2025	–	–	9,276	–	–	–	9,276	160	9,436
Other comprehensive income	–	–	(402)	475	–	–	73	61	134
Comprehensive income	**–**	**–**	**8,874**	**475**	**–**	**–**	**9,349**	**221**	**9,570**
Dividend	–	–	(8,135)	–	–	–	(8,135)	(343)	(8,478)
Issuance of common shares	11,149,053	30	462	–	–	–	492	–	492
Purchase of treasury shares	–	–	–	–	(88,866,748)	(4,893)	(4,893)	–	(4,893)
Sale of treasury shares[a]	–	–	(1)	–	12,396	1	–	–	–
Share-based payments	–	–	473	–	–	–	473	–	473
Share cancellation	(74,620,711)	(202)	(4,309)	–	74,620,711	4,442	(69)	–	(69)
Net issuance (repayment) of perpetual subordinated notes	–	–	–	–	–	–	–	–	–
Payments on perpetual subordinated notes	–	–	(243)	–	–	–	(243)	–	(243)
Other operations with non-controlling interests	–	–	(1)	–	–	–	(1)	306	305
Other items	–	–	(47)	–	–	1	(46)	(9)	(55)
As of December 31, 2025	**2,206,585,543**	**7,059**	**125,860**	**(14,033)**	**(63,702,529)**	**(4,003)**	**114,883**	**2,640**	**117,523**
Net income of the first quarter of 2026	–	–	5,810	–	–	–	5,810	122	5,932
Other comprehensive income	–	–	941	133	–	–	1,074	(12)	1,062
Comprehensive income	**-**	**-**	**6,751**	**133**	**-**	**-**	**6,884**	**110**	**6,994**
Dividend	–	–	–	–	–	–	–	(9)	(9)
Issuance of common shares	–	–	–	–	–	–	–	–	–
Purchase of treasury shares	–	–	–	–	(9,387,297)	(1,002)	(1,002)	–	(1,002)
Sale of treasury shares[a]	–	–	–	–	1,640	–	–	–	–
Share-based payments	–	–	118	–	–	–	118	–	118
Share cancellation	(18,185,068)	(52)	(1,093)	–	18,185,068	1,122	(23)	–	(23)
Net issuance (repayment) of perpetual subordinated notes	–	–	1,751	–	–	–	1,751	–	1,751
Payments on perpetual subordinated notes	–	–	(87)	–	–	–	(87)	–	(87)
Other operations with non-controlling interests	–	–	–	–	–	–	–	(16)	(16)
Other items	–	–	17	–	–	–	17	(29)	(12)
As of March 31, 2026	**2,188,400,475**	**7,007**	**133,317**	**(13,900)**	**(54,903,118)**	**(3,883)**	**122,541**	**2,696**	**125,237**

(a) Treasury shares related to the performance share grants.

32

Information by business segment

TotalEnergies

(unaudited)

1st quarter 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,119	2,930	5,441	24,180	20,489	4	–	54,163
Intersegment sales	9,003	2,810	727	8,215	119	33	(20,907)	–
Excise taxes	–	–	–	(167)	(4,480)	–	–	(4,647)
Revenues from sales	**10,122**	**5,740**	**6,168**	**32,228**	**16,128**	**37**	**(20,907)**	**49,516**
Operating expenses	(3,289)	(4,152)	(5,710)	(28,670)	(14,993)	(248)	20,907	(36,155)
Depreciation, depletion, and impairment of tangible assets and mineral interests	(1,965)	(421)	(163)	(403)	(230)	(24)	–	(3,206)
Net income (loss) from equity affiliates and other items	386	453	(813)	225	(120)	3	–	134
Tax on net operating income	(2,426)	(316)	(53)	(696)	(247)	(99)	–	(3,837)
Adjustments [(a)]	252	(14)	(1,116)	1,085	276	(23)	–	460
Adjusted net operating income	**2,576**	**1,318**	**545**	**1,599**	**262**	**(308)**	**–**	**5,992**
Adjustments [(a)]								460
Net cost of net debt								(520)
Non-controlling interests								(122)
Net income - TotalEnergies share								**5,810**

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

1st quarter 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,860	649	901	616	152	44	–	5,222
Total divestments	462	151	218	23	52	4	–	910
Cash flow from operating activities	**2,969**	**(1,120)**	**(145)**	**1,564**	**1,068**	**(975)**	**–**	**3,361**

33

Information by business segment

TotalEnergies

(unaudited)

4th quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,260	2,427	5,707	21,616	19,625	(11)	–	50,624
Intersegment sales	8,753	2,237	877	6,878	167	37	(18,949)	–
Excise taxes	–	–	–	(203)	(4,496)	–	–	(4,699)
Revenues from sales	**10,013**	**4,664**	**6,584**	**28,291**	**15,296**	**26**	**(18,949)**	**45,925**
Operating expenses	(4,758)	(3,617)	(6,332)	(27,025)	(14,656)	(199)	18,949	(37,638)
Depreciation, depletion, and impairment of tangible assets and mineral interests	(2,346)	(444)	(336)	(367)	(248)	(35)	–	(3,776)
Net income (loss) from equity affiliates and other items	258	469	90	24	14	(8)	–	847
Tax on net operating income	(1,501)	(182)	77	(114)	(165)	(1)	–	(1,886)
Adjustments[(a)]	(139)	(32)	(481)	(192)	(100)	(26)	–	(970)
Adjusted net operating income	**1,805**	**922**	**564**	**1,001**	**341**	**(191)**	**–**	**4,442**
Adjustments[(a)]								(970)
Net cost of net debt								(544)
Non-controlling interests								(22)
Net income - TotalEnergies share								**2,906**

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

4th quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,881	1,130	1,155	542	326	161	–	5,195
Total divestments	663	12	880	35	148	23	–	1,761
Cash flow from operating activities	**3,821**	**2,102**	**1,300**	**1,716**	**1,352**	**180**	**–**	**10,471**

34

Information by business segment

TotalEnergies

(unaudited)

1st quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,569	3,088	5,967	22,627	19,001	2	–	52,254
Intersegment sales	8,727	3,252	684	6,811	156	25	(19,655)	–
Excise taxes	–	–	–	(112)	(4,243)	–	–	(4,355)
Revenues from sales	**10,296**	**6,340**	**6,651**	**29,326**	**14,914**	**27**	**(19,655)**	**47,899**
Operating expenses	(3,800)	(4,956)	(6,185)	(28,648)	(14,374)	(192)	19,655	(38,500)
Depreciation, depletion, and impairment of tangible assets and mineral interests	(1,950)	(391)	(75)	(339)	(217)	(26)	–	(2,998)
Net income (loss) from equity affiliates and other items	133	565	44	(8)	(10)	(36)	–	688
Tax on net operating income	(2,328)	(275)	(73)	(83)	(98)	74	–	(2,783)
Adjustments [(a)]	(100)	(11)	(144)	(53)	(25)	(22)	–	(355)
Adjusted net operating income	**2,451**	**1,294**	**506**	**301**	**240**	**(131)**	**–**	**4,661**
Adjustments [(a)]								(355)
Net cost of net debt								(385)
Non-controlling interests								(70)
Net income - TotalEnergies share								**3,851**

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

1st quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,047	902	936	242	172	34	–	5,333
Total divestments	358	10	58	6	97	(1)	–	528
Cash flow from operating activities	**3,266**	**1,743**	**(399)**	**(1,983)**	**568**	**(632)**	**–**	**2,563**

35

Non GAAP Financial Measures 36

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

1. Reconciliation of cash flow used in investing activities to Net investments

1.1 Exploration & Production

(in millions of dollars)	1st quarter 2026	4th quarter 2025	1st quarter 2025	1st quarter 2026 vs 1st quarter 2025
Cash flow used in investing activities (a) *	**2,398**	**1,218**	**2,689**	**-11%**
Other transactions with non-controlling interests (b)	-	-	-	ns
Organic loan repayment from equity affiliates (c)	-	-	-	ns
Change in debt from renewable projects financing (d) **	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	71	108	109	-35%
Expenditures related to carbon credits (f)	28	49	2	x14
Net investments (a + b + c + d + e + f = g - i + h)	**2,497**	**1,375**	**2,800**	**-11%**
of which net acquisitions of assets sales (g - i)	(227)	(530)	116	ns
Acquisitions (g)	222	79	445	-50%
Assets sales (i)	449	609	329	36%
Change in debt (partner share) and capital gain from renewable projects sales	-	-	-	ns
of which organic investments (h)	2,724	1,905	2,684	1%
Capitalized exploration	68	88	109	-37%
Increase in non-current loans	52	36	82	-37%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(13)	(54)	(29)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns

*Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache's carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $218 million in the first quarter of 2026. Payments to these suppliers are classified as financing cash flows

**Change in debt from renewable projects (TotalEnergies share and partner share)

1.2 Integrated LNG

(in millions of dollars)	1st quarter 2026	4th quarter 2025	1st quarter 2025	1st quarter 2026 vs 1st quarter 2025
Cash flow used in investing activities (a)	**498**	**1,118**	**892**	**-44%**
Other transactions with non-controlling interests (b)	-	(331)	-	ns
Organic loan repayment from equity affiliates (c)	1	-	1	ns
Change in debt from renewable projects financing (d) *	-	-	-	ns
Capex linked to capitalized leasing contracts (e)	3	6	(1)	ns
Expenditures related to carbon credits (f)	-	-	-	ns
Net investments (a + b + c + d + e + f = g - i + h)	**502**	**793**	**892**	**-44%**
of which net acquisitions of assets sales (g - i)	92	49	140	-34%
Acquisitions (g)	92	352	144	-36%
Assets sales (i)	-	303	4	-100%
Change in debt (partner share) and capital gain from renewable projects sales	-	-	-	ns
of which organic investments (h)	410	744	752	-45%
Capitalized exploration	5	11	2	x2.5
Increase in non-current loans	69	211	182	-62%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(150)	(40)	(5)	ns
Change in debt from renewable projects (TotalEnergies share)	-	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

37

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

1.3 Integrated Power

(in millions of dollars)	1st quarter 2026	4th quarter 2025	1st quarter 2025	1st quarter 2026 vs 1st quarter 2025
Cash flow used in investing activities (a)	**683**	**275**	**878**	**-22%**
Other transactions with non-controlling interests (b)	–	–	–	ns
Organic loan repayment from equity affiliates (c)	48	–	5	x9.6
Change in debt from renewable projects financing (d)*	14	(821)	–	ns
Capex linked to capitalized leasing contracts (e)	1	1	–	ns
Expenditures related to carbon credits (f)	–	–	–	ns
Net investments (a + b + c + d + e + f = g - i + h)	**746**	**(545)**	**883**	**-16%**
of which net acquisitions of assets sales (g - i)	(77)	(1,070)	238	ns
Acquisitions (g)	3	35	245	-99%
Assets sales (i)	80	1,105	7	x11.4
Change in debt (partner share) and capital gain from renewable projects sales	(18)	308	–	ns
of which organic investments (h)	823	525	645	28%
Capitalized exploration	–	–	–	ns
Increase in non-current loans	101	215	268	-62%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(72)	(83)	(46)	ns
Change in debt from renewable projects (TotalEnergies share)	(4)	(513)	–	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.4 Refining & Chemicals

(in millions of dollars)	1st quarter 2026	4th quarter 2025	1st quarter 2025	1st quarter 2026 vs 1st quarter 2025
Cash flow used in investing activities (a)	**593**	**507**	**236**	**x2.5**
Other transactions with non-controlling interests (b)	–	–	–	ns
Organic loan repayment from equity affiliates (c)	–	–	–	ns
Change in debt from renewable projects financing (d)*	–	–	–	ns
Capex linked to capitalized leasing contracts (e)	–	–	–	ns
Expenditures related to carbon credits (f)	–	–	–	ns
Net investments (a + b + c + d + e + f = g - i + h)	**593**	**507**	**236**	**x2.5**
of which net acquisitions of assets sales (g - i)	75	(1)	–	ns
Acquisitions (g)	75	1	–	ns
Assets sales (i)	–	2	–	ns
Change in debt (partner share) and capital gain from renewable projects sales	–	–	–	ns
of which organic investments (h)	518	508	236	x2.2
Capitalized exploration	–	–	–	ns
Increase in non-current loans	69	67	10	x6.9
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(23)	(33)	(6)	ns
Change in debt from renewable projects (TotalEnergies share)	–	–	–	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

38

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

1.5 Marketing & Services

(in millions of dollars)	1st quarter 2026	4th quarter 2025	1st quarter 2025	1st quarter 2026 vs 1st quarter 2025
Cash flow used in investing activities (a)	**100**	**178**	**75**	**33%**
Other transactions with non-controlling interests (b)	–	–	–	ns
Organic loan repayment from equity affiliates (c)	–	–	–	ns
Change in debt from renewable projects financing (d)*	–	–	–	ns
Capex linked to capitalized leasing contracts (e)	–	–	–	ns
Expenditures related to carbon credits (f)	–	–	–	ns
Net investments (a + b + c + d + e + f = g - i + h)	**100**	**178**	**75**	**33%**
of which net acquisitions of assets sales (g - i)	(36)	(45)	(75)	ns
Acquisitions (g)	–	(1)	2	-100%
Assets sales (i)	36	44	77	-53%
Change in debt (partner share) and capital gain from renewable projects sales	–	–	–	ns
of which organic investments (h)	136	223	150	-9%
Capitalized exploration	–	–	–	ns
Increase in non-current loans	10	27	18	-44%
Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(13)	(43)	(17)	ns
Change in debt from renewable projects (TotalEnergies share)	–	–	–	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

2. Reconciliation of cash flow from operating activities to CFFO

2.1 Exploration & Production

(in millions of dollars)	1st quarter 2026	4th quarter 2025	1st quarter 2025	1st quarter 2026 vs 1st quarter 2025
Cash flow from operating activities (a)	**2,969**	**3,821**	**3,266**	**-9%**
(Increase) decrease in working capital (b)	(1,595)	210	(1,025)	ns
Inventory effect (c)	–	–	–	ns
Capital gain from renewable project sales (d)	–	–	–	ns
Organic loan repayments from equity affiliates (e)	–	–	–	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	**4,564**	**3,611**	**4,291**	**6%**

39

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

2.2 Integrated LNG

(in millions of dollars)	1st quarter 2026	4th quarter 2025	1st quarter 2025	1st quarter 2026 vs 1st quarter 2025
Cash flow from operating activities (a)	**(1,120)**	**2,102**	**1,743**	**ns**
(Increase) decrease in working capital (b)	(2,904)	946	495	ns
Inventory effect (c)	–	–	–	ns
Capital gain from renewable project sales (d)	–	–	–	ns
Organic loan repayments from equity affiliates (e)	1	–	1	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	**1,785**	**1,156**	**1,249**	**43%**

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

2.3 Integrated Power

(in millions of dollars)	1st quarter 2026	4th quarter 2025	1st quarter 2025	1st quarter 2026 vs 1st quarter 2025
Cash flow from operating activities (a)	**(145)**	**1,300**	**(399)**	**ns**
(Increase) decrease in working capital (b)	(649)	724	(991)	ns
Inventory effect (c)	–	–	–	ns
Capital gain from renewable project sales (d)	22	212	–	ns
Organic loan repayments from equity affiliates (e)	48	–	5	x9.6
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	**574**	**788**	**597**	**-4%**

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

40

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

2.4 Refining & Chemicals

(in millions of dollars)	1st quarter 2026	4th quarter 2025	1st quarter 2025	1st quarter 2026 vs 1st quarter 2025
Cash flow from operating activities (a)	**1,564**	**1,716**	**(1,983)**	**ns**
(Increase) decrease in working capital (b)	(1,501)	559	(2,543)	ns
Inventory effect (c)	1,349	(221)	(73)	ns
Capital gain from renewable project sales (d)	–	–	–	ns
Organic loan repayments from equity affiliates (e)	–	–	–	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	**1,716**	**1,378**	**633**	**x2.7**

2.5 Marketing & Services

(in millions of dollars)	1st quarter 2026	4th quarter 2025	1st quarter 2025	1st quarter 2026 vs 1st quarter 2025
Cash flow from operating activities (a)	**1,068**	**1,352**	**568**	**88%**
(Increase) decrease in working capital (b)	148	838	118	25%
Inventory effect (c)	500	(78)	(34)	ns
Capital gain from renewable project sales (d)	–	–	–	ns
Organic loan repayments from equity affiliates (e)	–	–	–	ns
Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	**420**	**592**	**484**	**-13%**

41

Alternative Performance Measures *(Non-GAAP)*

TotalEnergies

(unaudited)

3. Reconciliation of capital employed (balance sheet) and calculation of ROACE

(In million of dollars)	Exploration & Production	Integrated LNG	Integrated Power	Raffinage & Chimie	Marketing & Services	Corporate	InterCompany	Company
Adjusted net operating income 1st quarter 2026	2,576	1,318	545	1,599	262	(308)	–	5,992
Adjusted net operating income 4th quarter 2025	1,805	922	564	1,001	341	(191)	–	4,442
Adjusted net operating income 3rd quarter 2025	2,169	852	571	687	380	(80)	–	4,579
Adjusted net operating income 2nd quarter 2025	1,974	1,041	574	389	412	(245)	–	4,145
Adjusted net operating income (a)	**8,524**	**4,133**	**2,254**	**3,676**	**1,395**	**(824)**	**–**	**19,158**
Balance sheet as of march 31, 2026								
Property plant and equipment intangible assets net	86,781	30,462	14,613	13,042	6,846	883	–	152,627
Investments & loans in equity affiliates	5,617	17,618	10,482	4,370	1,036	–	–	39,123
Other non-current assets	2,032	2,266	1,713	628	1,012	72	–	7,723
Inventories, net	*1,681*	*1,567*	*581*	*16,239*	*3,864*	–	–	*23,932*
Accounts receivable, net	*6,597*	*12,141*	*4,804*	*21,891*	*8,814*	*1,477*	*(32,747)*	*22,977*
Other current assets	*7,197*	*19,160*	*5,029*	*8,906*	*3,292*	*3,074*	*(12,781)*	*33,877*
Accounts payable	*(6,442)*	*(13,101)*	*(6,019)*	*(37,509)*	*(10,982)*	*(1,125)*	*32,485*	*(42,693)*
Other creditors and accrued liabilities	*(11,794)*	*(17,710)*	*(5,119)*	*(14,784)*	*(6,255)*	*(4,893)*	*13,043*	*(47,512)*
Working capital	(2,761)	2,057	(724)	(5,257)	(1,267)	(1,467)	–	(9,419)
Provisions and other non-current liabilities	(23,691)	(4,703)	(1,553)	(3,421)	(1,218)	929	–	(33,657)
Assets and liabilities classified as held for sale - Capital employed	337	–	1	–	42	–	–	380
Capital Employed (Balance sheet)	**68,315**	**47,700**	**24,532**	**9,362**	**6,451**	**417**	**–**	**156,777**
Less inventory valuation effect	–	–	–	(1,817)	(514)	–	–	(2,331)
Capital Employed at replacement cost (b)	**68,315**	**47,700**	**24,532**	**7,545**	**5,937**	**417**	**–**	**154,446**
Balance sheet as of march 31, 2025								
Property plant and equipment intangible assets net	84,198	29,006	13,997	12,203	6,716	672	–	146,792
Investments & loans in equity affiliates	4,181	16,501	9,988	3,967	1,050	–	–	35,687
Other non-current assets	3,668	2,140	1,500	659	1,030	223	–	9,220
Inventories, net	*1,653*	*996*	*568*	*12,521*	*3,299*	–	–	*19,037*
Accounts receivable, net	*5,753*	*9,845*	*6,635*	*21,697*	*8,307*	*1,149*	*(28,504)*	*24,882*
Other current assets	*7,634*	*7,788*	*4,295*	*2,371*	*2,687*	*4,043*	*(6,395)*	*22,423*
Accounts payable	*(6,612)*	*(10,862)*	*(7,559)*	*(35,562)*	*(9,514)*	*(808)*	*28,363*	*(42,554)*
Other creditors and accrued liabilities	*(10,737)*	*(8,054)*	*(3,988)*	*(4,983)*	*(5,475)*	*(5,804)*	*6,536*	*(32,505)*
Working capital	(2,309)	(287)	(49)	(3,956)	(696)	(1,420)	–	(8,717)
Provisions and other non-current liabilities	(24,645)	(4,362)	(1,697)	(3,377)	(1,146)	910	–	(34,317)
Assets and liabilities classified as held for sale - Capital employed	304	–	1	–	85	–	–	390
Capital Employed (Balance sheet)	**65,397**	**42,998**	**23,740**	**9,496**	**7,039**	**385**	**–**	**149,055**
Less inventory valuation effect	–	–	–	(1,092)	(199)	–	–	(1,291)
Capital Employed at replacement cost (c)	**65,397**	**42,998**	**23,740**	**8,404**	**6,840**	**385**	**–**	**147,764**
ROACE as a percentage (a / average (b + c))	**12.7%**	**9.1%**	**9.3%**	**46.1%**	**21.8%**			**12.7%**

42

Alternative Performance Measures (Non-GAAP) TotalEnergies (unaudited) 4. Reconciliation of consolidated net income to adjusted net operating income (in millions of dollars) 1st quarter 4th quarter 1st quarter 2026 2025 2025 Consolidated net income (a) 5,932 2,928 3,921 Net cost of net debt ( b ) (520) (544) (385) Special items affecting net operating income (1,031) (678) (122) Gain (loss) on asset sales 252 203 – Restructuring charges (22) (54) – Impairments (1,148) (667) – Other (113) (160) (122) After-tax inventory effect: FIFO vs. replacement cost 1,551 (237) (78) Effect of changes in fair value (60) (55) (155) Total adjustments affecting net operating income ( c ) 460 (970) (355) Adjusted net operating income ( a - b - c ) 5,992 4,442 4,661 43